UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
Reading International, Inc.
(Name of Issuer)

(Exact Name of Issuer as Specified in its Charter)

Class B Voting Common Stock
(Title of Class of Securities)

755408200
(CUSIP Number)

Estate of James J. Cotter, Sr.
Margaret Cotter
Ellen Cotter
6100 Center Drive
Suite 900
Los Angeles, CA 90045
(213) 235-2240
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of James J. Cotter, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
427,808

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
427,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.5% (2)

14	TYPE OF REPORTING PERSON
OO - Estate

(1)
The Estate of James J. Cotter, Sr. (the “Estate”), Ms. Margaret Cotter and Ms. Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The James J. Cotter Living Trust (the “Trust”) is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)
Based upon 1,680,590 shares of Class B voting common stock, $0.01 par value per share (the “Voting Stock”), outstanding as of September 21, 2017, as reported on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on October 13, 2017.

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Margaret Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,100

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
35,100

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,158,988 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.0% (2)(3)

14	TYPE OF REPORTING PERSON
IN

(1)
The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)	Based upon 1,680,590 shares of Voting Stock outstanding as of September 21, 2017, as reported on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on October 13, 2017.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

CUSIP No. 755408200

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ellen Cotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒(1)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000

	8	SHARED VOTING POWER
1,123,888 (3)

	9	SOLE DISPOSITIVE POWER
50,000

	10	SHARED DISPOSITIVE POWER
1,123,888 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,173,888 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8% (2)(3)

14	TYPE OF REPORTING PERSON
IN

(1)
The Estate, Margaret Cotter and Ellen Cotter are members of a group for purposes of this Schedule 13D/A. The Trust is also a member of the group with the Estate, Margaret Cotter and Ellen Cotter. The Trust has separately filed a report on Schedule 13D on the date hereof.

(2)	Based upon 1,680,590 shares of Voting Stock outstanding as of September 21, 2017, as reported on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on October 13, 2017.

(3)	Includes 427,808 shares of Voting Stock beneficially owned by the Estate and 696,080 shares of Voting Stock beneficially owned by the Trust. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 is being filed jointly by the Estate of James J. Cotter, Sr. (the “Estate”), Ms. Ellen Cotter and Ms. Margaret Cotter (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to Class B voting common stock, $0.01 par value per share (the “Voting Stock”), of Reading International, Inc., a Nevada corporation (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D (the “Initial Schedule 13D”) filed on October 9, 2015 (together with this Amendment No. 1, this “Schedule 13D/A”). This Schedule 13D/A is filed to report Ms. Ellen Cotter’s and Ms. Margaret Cotter’s intention regarding certain expected stockholder proposals at the Company's upcoming annual stockholder meeting, and includes certain other conforming changes. Except as specifically amended by this Amendment No. 1, the Initial Schedule 13D remains unchanged.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented by inserting the following information:

On January 8, 2016, Ms. Ellen Cotter was appointed Chief Executive Officer and President of the Company, following the requisite approval of the Company’s board of directors, with Ms. Ellen Cotter abstaining. In connection with her appointment, she also transitioned out of serving as the Company’s Chief Operating Officer of the Company’s domestic cinema operations. Ms. Ellen Cotter continues in her role as Chairperson of the Company's board of directors.

On March 10, 2016, Ms. Margaret Cotter was appointed Executive Vice President-Real Estate Management and Development-NYC of the Company, and became a full-time employee of our Company. In this position, Ms. Margaret Cotter is responsible for the management of the Company's live theater properties and operations, including the oversight of the day-to-day development process of the Company’s Union Square and Cinemas 1, 2, 3 properties. Ms. Margaret Cotter continues in her role as Vice Chairperson of the Company’s board of directors.

According to a purported amendment to the Trust signed on June 19, 2014 (the “2014 Amendment”), the children of Mr. James J. Cotter, Sr., including Ms. Ellen Cotter, Ms. Margaret Cotter and Mr. James J. Cotter, Jr., serve as co-trustees of the Trust and therefore may be deemed to share voting and investment power over the shares of the Voting Stock directly beneficially owned by the Trust. In litigation filed in the Superior Court of the State of California, County of Los Angeles, captioned In re James J. Cotter Living Trust dated August 1, 2000 (Case No. BP159755) (the “Trust Litigation”), Ms. Ellen Cotter and Ms. Margaret Cotter challenged the validity of the 2014 Amendment; according to the pre-existing trust agreement, only Ms. Ellen Cotter and Ms. Margaret Cotter were named as co-trustees. The extent of any pecuniary interest in the Voting Stock owned by the Trust attributable to Ms. Margaret Cotter and Ms. Ellen Cotter as co-trustees of the Trust is dependent upon the outcome of the Trust Litigation.

On August 29, 2017, the Superior Court for the State of California, County of Los Angeles (the “Superior Court”), issued a tentative ruling regarding the Trust Litigation, which declared that the 2014 Amendment is invalid (the “Tentative Ruling”). If and when the Tentative Ruling becomes final, Ms. Ellen Cotter and Ms. Margaret Cotter would continue as the sole co-trustees of the Trust, as it existed prior to the 2014 Amendment. The Tentative Ruling also stated the Superior Court’s determination to appoint a temporary trustee ad litem to obtain offers for the Voting Stock held by the Trust. If there is a sale of the Voting Stock by the Trust, Ms. Ellen Cotter and Ms. Margaret Cotter intend to be the buyers of any shares of the Voting Stock offered for sale.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by inserting the following:

Mr. James J. Cotter, Jr. has not been nominated by the Company’s board of directors for re-election to the Company’s board of directors. Mr. James J. Cotter, Jr. has asserted that, as co-executors of the Estate and as co-trustees of the Trust, Ms. Ellen Cotter and Ms. Margaret Cotter are obligated to elect him to the board of directors of the Company.  Consequently, while not conceding the correctness of the assertions of Mr. James J. Cotter, Jr., Ms. Ellen Cotter and Ms. Margaret Cotter have advised the Company’s board of directors that, unless further action is taken by the Superior Court regarding their obligations under the 2014 Amendment, they currently intend, acting solely in their capacities as the co-executors of the Estate and the co-trustees of the Trust, and not as members of the Company’s board of directors or as individual stockholders of the Company, to present at the Company’s annual meeting of stockholders to be held on Tuesday, November 7, 2017, two stockholder proposals, the first, to amend the Company’s bylaws to increase the number of directors to nine directors, and, the second, to nominate Mr. James J. Cotter, Jr. as a director of the Company to fill the resulting vacancy. Ms. Ellen Cotter and Ms. Margaret Cotter intend to vote the 66.9% of the Voting Stock held by the Estate and the Trust to elect Mr. James J. Cotter, Jr. to the Company’s board of directors and in favor of the amendment of the bylaws. If such action is taken by Ms. Ellen Cotter and Ms. Margaret Cotter, Mr. James J. Cotter, Jr. will be re-elected to the board of directors of the Company. Ms. Ellen Cotter and Ms. Margaret Cotter also intend to vote at the Company’s upcoming annual meeting of stockholders all of the Voting Stock that they beneficially own in favor of the eight (8) individuals nominated by the Company’s board of directors for return to the board of directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated with the following:

(a) The Estate beneficially owns 427,808 shares of the Voting Stock, representing 25.5% of the outstanding Voting Stock of the Issuer. Because Ms. Ellen Cotter and Ms. Margaret Cotter serve as co-executors of the Estate, they may be deemed to share indirect beneficial ownership of such 427,808 shares of the Voting Stock directly beneficially owned by the Estate.

Ms. Ellen Cotter beneficially owns 1,173,888 shares of the Voting Stock, representing 69.8% of the outstanding Voting Stock of the Issuer. The Voting Stock beneficially owned by Ms. Ellen Cotter consists of (i) 50,000 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust. By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Ellen Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

Ms. Margaret Cotter beneficially owns 1,158,988 shares of the Voting Stock, representing 69.0% of the outstanding Voting Stock of the Issuer. The Voting Stock beneficially owned by Ms. Margaret Cotter consists of (i) 35,100 shares of the Voting Stock held directly by her, (ii) 427,808 shares of Voting Stock beneficially owned by the Estate, and (iii) 696,080 shares of Voting Stock beneficially owned by the Trust. By virtue of her position as co-executor of the Estate and co-trustee of the Trust, Ms. Margaret Cotter may be deemed to beneficially own the securities beneficially owned by the Estate and the Trust, respectively.

As of the date hereof, the Estate also directly beneficially owns 326,800 shares of the Non-Voting Stock, representing 1.5% of outstanding Non-Voting Stock of the Issuer, which amount includes 160,643 shares of the Non-Voting Stock in respect of compensation of Mr. James J. Cotter, Sr.’s services performed prior to his death on September 13, 2014 as an officer and director of the Issuer.

As of the date hereof, the Trust also directly beneficially owns 1,897,649 shares of the Non-Voting Stock, representing 8.8% of outstanding Non-Voting Stock of the Issuer.

As of the date hereof, Ms. Ellen Cotter also directly beneficially owns 817,844 shares of the Non-Voting Stock (which amount includes 802,903 shares of the Non-Voting Stock held directly and currently exercisable options to acquire an additional 14,941 shares of the Non-Voting Stock), representing 3.8% of outstanding Non-Voting Stock of the Issuer. Ms. Margaret Cotter directly beneficially owns 815,264 shares of the Non-Voting Stock (which amount includes 810,284 shares of the Non-Voting Stock held directly and currently exercisable options to acquire an additional 4,980 shares of the Non-Voting Stock), representing 3.8% of outstanding Non-Voting Stock of the Issuer. All grants were made under the Company’s 2010 Stock Incentive Plan.

Ms. Margaret Cotter also serves as a co-trustee of the James J. Cotter Grandchildren’s Trust, a trust for Mr. James J. Cotter, Sr.’s grandchildren, which holds 274,390 shares of the Non-Voting Stock, representing 1.2% of outstanding Non-Voting Stock of the Issuer. Ms. Ellen Cotter and Ms. Margaret Cotter also serve as co-trustees of the James J. Cotter Foundation, which holds 102,751 shares of the Non-Voting Stock, representing 0.5% of outstanding Non-Voting Stock of the Issuer.

The percentages reported in this Item 5 are based upon 21,377,070 shares of the Non-Voting Stock outstanding as of August 31, 2017 and 1,680,590 shares of Voting Stock outstanding as of September 21, 2017, as reported on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on October 13, 2017.

(b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares by the Reporting Persons. The Trust has separately filed a Schedule 13D on the date hereof.

(c) Except as described herein or on the Schedule 13D filed by the Trust, none of the Reporting Persons or the Trust has acquired, or disposed of, any shares of the Voting Stock of the Issuer during the past 60 days.

(d) No persons other than the Reporting Persons and the beneficiaries of the Trust have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D/A relates.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated with the following:

The information regarding the options to acquire Non-Voting Stock and the restricted stock units granted to each of Ms. Margaret Cotter and Ms. Ellen Cotter in Item 5(a) is incorporated by reference herein. Except as described in Item 3, Item 4 and Item 5, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2017

ESTATE OF JAMES J. COTTER, SR.

By:	/s/ Ellen Cotter
Name: Ellen Cotter
Title: Co-Executor

By:	/s/ Margaret Cotter
Name: Margaret Cotter
Title: Co-Executor

MARGARET COTTER

By:	/s/ Margaret Cotter
Name: Margaret Cotter

ELLEN COTTER

By:	/s/ Ellen Cotter
Name: Ellen Cotter